EXHIBIT 21

Subsidiaries of the Registrant

Name of Subsidiaries and Names Under Which Subsidiaries Do Business	Jurisdiction of Incorporation

inTEST Limited	England
inTEST Kabushiki Kaisha	Japan
inTEST PTE, Ltd.	Singapore
inTEST GmbH	Germany
INTESTLOGIC GmbH	Germany
inTEST IP Corp.	Delaware
inTEST Sunnyvale Corporation (1)	Delaware
Temptronic Corporation	Delaware

(1) Effective February 1, 2005, this subsidiary's name changed to inTEST Silicon Valley Corporation.